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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                    FORM 10-Q

                         For Period Ended July 31, 1999

                           E-NET FINANCIAL CORPORATION

                           (Full name of registrant)

                                     0-24512

                            (Commission File Number)


2102 Business Center Drive, Suite 115E, Irvine, California             92612
  (Address of principal executive offices)                           (Zip code)



Registrant's telephone number, including area code: (949) 253-4633



(Former name, if changed since last report): not applicable.



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PART II.  RULE 12B-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate. [X]

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

        (b) The subject annual report, semi-annual report, transition report on Form 10-KL, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  REASONS FOR DELAY IN FILING FORM 10-Q WITHIN PRESCRIBED TIME PERIOD

The Company's Form 10-Q has not been filed with the Commission within the prescribed time period (by July 31, 1999) for the following reasons which were outside the Company's control and which could not have been avoided without unreasonable effort or expense:

On March 1, 1999 the Company acquired two new subsidiaries, E-Net Mortgage Corporation, a Nevada corporation and City Pacific International, U.S.A., Inc., a Nevada corporation. At that time the prior management of the Company resigned and new management was appointed. Obtaining the necessary information from these entities which the Company needs in order to complete its financial statements for its annual report on Form 10-KSB has been delayed due to several factors, including changes in legal and accounting personnel.

On or about July 16, 1998, Gary Case, the Registrant's independent accountant for the Registrant's most recent fiscal year, resigned. The Registrant's financial statement for the prior fiscal year ended April 30, 1998, prepared by
R. E. Bassie & Co., contained no adverse opinion or disclaimer of opinion, or was qualified as to uncertainty, audit scope, or accounting principles.

On or about July 26, 1999, the Registrant engaged the accounting firm of Cacciamatta Accountancy Corporation as the independent public accountants to audit the Registrant's fiscal year ended April 30, 1999. This change in independent accountants was approved by the Board of Directors of the Registrant.

Cacciamatta Accountancy Corporation was unable to complete the audited Financial Statements in a manner timely to the required filing date, August 15, 1999. An incomplete (missing the audited financial statements) 10-KSB was filed on August 13, 1999. An amended 10-KSB report will be filed as soon as the Audited Financial Statements are available. This is expected within five calendar days from the filing of this extension.



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The 10-Q filing, due on September 15, 1999, cannot be completed until the amended (including the audited financial statements) 10-KSB is filed.

PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification: Jean Oliver, (949) 253-4633.

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the Registrant was required to file such reports been filed?
If the answer is no, identify reports.  Yes [ ]  No [X]

        Reports that still need to be filed are (a) one (1) Form 8-K reporting
(i) resignation of independent accountants in April 30, 1998; and (b) three (3) Form 10Q-SBs for the periods ended July 30, 1998, October 31, 1998 and January 31, 1999.

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

SIGNATURES

E-NET FINANCIAL CORPORATION

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September, 1999                      By: /s/ Michael P. Roth
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                                               Michael P. Roth
                                               President

Date:  September, 1999                      By: /s/ Jean Oliver
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                                               Jean Oliver
                                               Chief Financial Officer



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